EXHIBIT 3
Letter from JPMorgan Chase Bank, N.A., to Draupnir, LLC, dated June 13, 2005 as of June 13, 2005
Draupnir, LLC
Attn. Mr. Allen D. Petersen
515 North State Street
Suite 2650
Chicago, IL 60610
Dear Mr. Petersen:
We are pleased to advise you that based upon our discussions, JPMorgan Chase Bank, N.A. (“JPMC”) has approved the request of Draupnir, LLC (“Draupnir”) for a line of credit in the amount of $10,000,000. JPMC may, at its discretion, make short term loans to Draupnir under the line of credit on such terms as may be mutually agreed upon between us from time to time.
Borrowings under the line of credit are intended to be used to meet Draupnir’s short-term credit needs and will bear interest at such a rate as shall be mutually agreed upon by us from time to time.
New York law shall govern any extensions of credit under the line of credit.
This letter is for your information only and does not constitute, and shall not be construed to create, a commitment to lend by JPMC. The line of credit is extended at JPMC’s discretion. The line of credit shall expire on April 15, 2007, unless earlier terminated by either you or JPMC. The line of credit may be terminated at any time by you or JPMC.
We are pleased to be of service and look forward to seeking opportunities to expand your Private Banking relationship with JPMC.
Very truly yours,